Exhibit 1

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

As a continuation of the Inside Information communication published on December 29, 2023, regarding the signing of a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation ("Haier") for the sale of a 20% equity stake in SRAAS in exchange for RMB 12.5 billion (approximately U.S.$1.8 billion), Grifols informs that after Haier's confirmatory due diligence and after obtaining all required regulatory approvals, the closing of the transaction has taken place on today's date.

The main terms of the transaction are summarized below:

-	The SRAAS shares representing a 20% stake in SRAAS sold by Grifols to Haier have today been delivered to the Purchaser and the proceeds deriving from the sale are currently deposited in a Grifols bank account in China. Further, Grifols has entered into appropriate agreements to convert the proceeds received in RMB to EUR.

-	The exclusive master strategic alliance arrangement currently in force between Grifols and SRAAS will remain in place in substantially the same terms and conditions.

-	The parties have agreed that Grifols will keep one non-independent board member at SRAAS' Board of Directors.

-	Grifols and SRAAS have amended the existing Exclusive Distribution Agreement of human serum Albumin to the Chinese market entered into with SRAAS to set its term to an initial period of 10 years (until 2034), having SRAAS the option to extend such agreement for an additional 10-year period, with guaranteed minimum supply volumes for the 2024-2028 period, and, in the event of a lack of agreement for any subsequent years, the minimum volumes agreed for 2028 shall apply. Pricing determination under such agreement will remain with same applicable standards.

-	Grifols and Haier commit to not transferring any portion of their shares in SRAAS for a period of 3 years following the completion of the transaction.

-	With respect to the retained 6.58% shares of Grifols in SRAAS (the "SRAAS Retained Shares"), Grifols has (a) granted Haier with a 10-year voting proxy and (b) a right of first refusal upon Grifols proposing to transfer such SRAAS Retained Shares to a third party.

-	With respect to Grifols Diagnostic Solutions, Inc ("GDS") and for the period 2024-2028 (and for so long as Haier holds no less than 10% of SRAAS), Grifols has committed to achieve an aggregate EBITDA of US Dollar 850 million, and in the event of a shortfall in the achievement of such commitment, compensate SRAAS in cash in 2029 for the product of the shortfall and the shareholding then held by SRAAS in GDS. Such level of EBITDA has always been achieved in the past by GDS;

o	Grifols undertakes that, for so long as it controls GDS directly or indirectly, it shall procure that GDS declares and distributes dividends to its shareholders in each financial year after Closing with an amount no less than 50% of the net profits of GDS for such financial year.

-	Grifols has pledged the SRAAS Retained Shares in favor of Haier (on behalf of Haier and SRAAS) in order to guarantee the cash-pooling arrangement existing between GDS, as creditor, and Grifols, as debtor.

The proceeds from this transaction will be used to reduce debt.

With this transaction, Grifols keeps its presence in China, maintains its commercial agreements with SRAAS in place, and at the same time will be able to comply with its commitment to deleverage.

In Barcelona, on 18 June 2024.

Nuria Martín Barnés
Secretary to the Board of Directors